Mail Stop 4561

April 18, 2008

Bruce Newman
Chief Executive Officer
Protocall Technologies Incorporated
47 Mall Drive
Commack, NY 11725-5717

Re: Protocall Technologies Incorporated
   Revised Preliminary Information Statement on Schedule 14C
   Filed on April 18, 2008
   File No. 0-51111

Dear Mr. Newman:

   We have completed our review of your revised filing and have no further comments at this time.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel

cc: Via Facsimile (212) 801-6400
       Spencer Feldman, Esq.
       Greenberg Traurig, LLP